Exhibit 99.2

schedule 1

NOTICE TO BROKERS AND SDRT CERTIFICATION FORM
(for USE BY UNCERTIFICATED / CREST SHAREHOLDERS only)

What do I need to do to convert my Ordinary Shares into Realm’s ADSs tradable on Nasdaq?

To initiate the conversion process, your broker or delivering agent should be instructed to complete the attached form and send to Citibank, N.A., London directly at the following email address uksettlements@citi.com

Questions from brokers about this process should be addressed by email to: uksettlements@citi.com

Once the Ordinary Shares have been received into Citibank, N.A., London’s CREST account (BA01D), Citibank, N.A., London will then confirm receipt of the Ordinary Shares by notifying our Depositary, Citibank, N.A., in New York.

Citibank, N.A., New York will in turn arrange to issue the corresponding number of ADSs to your broker’s DTC participant account. Note that the instruction for the DTC delivery must be delivered along with the deposit of Ordinary Shares.

Important notes for completion of the attached form:

–	Prior to AIM Delisting, the Ordinary Shares are listed on AIM under the ticker: RLM.

–	Realm Therapeutics' ADSs are listed and traded on Nasdaq under the ticker: RLM

–	Each ADS represents 25 Ordinary Shares.

–	Ordinary Shares can be exchanged into the equivalent number of ADSs via the Company's Depositary Bank, Citibank, N.A.

–	Once exchanged, the Company's ADSs are tradeable via Nasdaq.

–	The number of Ordinary Shares being delivered for deposit into the ADS program must be a multiple of 25, as the ADS to Ordinary Share ratio is 1 ADS = 25 Ordinary Shares, and fractional ADSs cannot be issued.

–	A conversion fee of up to US $0.05 per ADS will be assessed for any conversions of Ordinary Shares into ADSs. Prior to the AIM Delisting, Realm has agreed to absorb the cost of conversion of Ordinary Shares to ADSs. Conversion fees will apply and will be assessed if the conversion takes place after the AIM Delisting.

–	Realm is advised that the conversion of Ordinary Shares into ADSs prior to the AIM Delisting is not subject to UK stamp duty or SDRT. Shareholders must note that conversion of Ordinary Shares into ADSs after the AIM Delisting may incur UK stamp duty or SDRT (currently 1.5% of the market value of the shares converted). In all cases in which the conversion of Ordinary Shares into ADSs results in UK stamp duty or SDRT, you, as the Shareholder, will be responsible for the payment of any such UK stamp duty or SDRT and not, for the avoidance of doubt, the Depositary, the Custodian, Realm, or any other party.

–	“Affiliates” of the Company who hold Ordinary Shares are considered “Restricted” shareholders under U.S. law, and as such, are therefore, prohibited from depositing their Ordinary Shares into our “Unrestricted” Nasdaq-listed ADS program.

Form to be completed by broker who holds Ordinary Shares in CREST and sent to Citibank, N.A.:

Citibank, N.A., London as Custodian requires the following page to e-mailed as a PDF file in a secured format to: uksettlements@citi.com

Please ensure this form is on your CREST agent’s headed paper.

Please fill all fields by typing and only use handwriting for the signatures at the bottom of the page.

In the email subject field, please state: UK ADR CREATION – SDRT CERTIFICATION.

Any questions should be directed to uksettlements@citi.com

Please ensure that emails are sent in as early as possible to ensure settlement.

UK ADR CREATION – SDRT CERTIFICATION

1	CREST reference of the trade
2	ISIN number
3	Trade Date as in CREST
4	Settlement Date as in CREST
5	Ratio (e.g.: “3:1” where 3 Ordinary Shares are converted to 1 ADS)
6	Nominal (i.e., number of Ordinary Shares)
7	Stampable Consideration Amount - Mandatory field for Stamp Applicable ISIN’s
8	Ordinary Share Price (in $)
9	Name of Broker
10	Brokers DTC Participant Account
11	Shareholder/Client Account No. at Broker
12	Contact Person / Number
13	Result of Option Yes / No
14	CREST Participant ID
15	CREST Member Account (if applicable)
16	SDRT (please only mark one field on the right with an “X”):
17	1.5%
18	1%
19	SDRT exempt
20	Indemnity	We shall indemnify and hold Citibank, N.A. (“the Bank”) harmless against all claims, losses, damages, costs and expenses (including reasonable legal fees and disbursements), penalties and taxes (including any interest and penalties for late payment of tax) incurred by the Bank or to which the Bank may become subject to and arising directly from the deposit of the above securities with the Bank or the failure by any person to pay (or discharge) any stamp duty, stamp duty reserve tax, or any other similar duty or tax in connection with the above securities deposited with the Bank. If and to the extent that the deposit of the securities results from the exercise of an option or options, we hereby represent and warrant that the arrangements in respect of the option or options pursuant to the exercise of which the securities are delivered, including the timing of grant and exercise, and the premium/strike ratio, are bona fide and commercial, and are not motivated primarily by or for the avoidance of UK stamp duty reserve tax.

SDRT Note: it is required that the broker alleges in CREST GUI a declaration of SDRT if applicable: please include the stamp status and stampable consideration.

Signature ……………………………………………	Signature ………………………………………

Name ……………………………………………………	Name………………………………………………